EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations	$161,579	$217,770	$43,941	$54,443	$105,843
Income tax expense (benefit)	21,681	5,064	(859)	(9,601)	(35,685)
Pre-tax income from continuing operations	183,260	222,834	43,082	44,842	70,158
Add:
Interest expense	34,616	32,456	31,718	44,248	40,941
Interest factor attributable to rentals	137	171	236	301	540
Fixed charges	34,753	32,627	31,954	44,549	41,481
Subtract:
Capitalized Interest	$545	$211	$19
Earnings as adjusted	$217,468	$255,250	$75,017	$89,391	$111,639
Fixed Charges:	$34,753	$32,627	$31,954	$44,549	$41,481
Ratio of earnings as adjusted to total fixed charges	6.26	7.82	2.35	2.01	2.69

Deficiency	—	—	—	—	—